EXHIBIT 107

Calculation of Filing Fee Tables

FORM S-1
(Form Type)

YUBO INTERNATIONAL BIOTECH LIMITED
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered		Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid
Fees Previously Paid	Equity	Class A Common Stock, par value $0.001 per share	457	(a)	17,251,100	(1)	$0.50	$8,625,550.00	0.0001091	$941.05

Carry Forward Securities

	Total Offering Amounts							$8,625,550.00		$941.05
	Total Fees Previously Paid									941.05
	Total Fee Offsets									0.00
	Net Fee Due									$0.00

(1) Include an aggregate of 12,251,100 shares of Class A common stock offered for resale by the selling stockholders.